EXHIBIT (11)

NORTHWEST NATURAL GAS COMPANY

Statement re: Computation of Per Share Earnings

(Unaudited)

Thousands, except per share amounts	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Net income (loss)	$(716)	$4,462	$31,896	$30,866
Redeemable preferred stock dividend requirements	—	147	—	294

Earnings (loss) applicable to common stock - basic	(716)	4,315	31,896	30,572
Debenture interest less taxes	61	70	123	141

Earnings (loss) applicable to common stock - diluted	$(655)	$4,385	$32,019	$30,713

Average common shares outstanding - basic	27,257	25,682	26,615	25,649
Stock options	45	39	52	33
Convertible debentures	280	320	280	320

Average common shares outstanding - diluted	27,582	26,041	26,947	26,002

Earnings (loss) per share of common stock - basic	$(0.03)	$0.17	$1.20	$1.19

Earnings (loss) per share of common stock - diluted	$(0.03)	$0.17	$1.19	$1.18

For the three months ended June 30, 2004 and 2003, 184,800 shares and 84,000 shares, respectively, representing the number of stock options the exercise prices for which were greater than the average market prices for such periods, were excluded from the calculation of diluted earnings per share because the effect was antidilutive. For the six months ended June 30, 2004 and 2003, 184,800 and 233,000 shares, respectively, were excluded from the calculation of diluted earnings for this reason.